Page 1 of 16 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Huntsman Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

447011107
(CUSIP Number)

John C. Nagel
Citadel Investment Group, L.L.C.
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 447011107	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,655,510 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.95 percent†
14	TYPE OF REPORTING PERSON PN, HC

__________________
* See Item 4.
†  See Item 3 and Item 5.

CUSIP No. 447011107	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Investment Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,655,510 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.95 percent†
14	TYPE OF REPORTING PERSON OO, HC

__________________
* See Item 4.
†  See Item 3 and Item 5.

CUSIP No. 447011107	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Equity Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,655,510 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.95 percent†
14	TYPE OF REPORTING PERSON CO

__________________
* See Item 4.
†  See Item 3 and Item 5.

CUSIP No. 447011107	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Investment Group II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,655,510 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.95 percent†
14	TYPE OF REPORTING PERSON OO, HC

__________________
* See Item 4.
†  See Item 3 and Item 5.

CUSIP No. 447011107	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Holdings I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,655,510 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.95 percent†
14	TYPE OF REPORTING PERSON PN, HC

__________________
* See Item 4.
†  See Item 3 and Item 5.

CUSIP No. 447011107	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Derivatives Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,655,510 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.95 percent†
14	TYPE OF REPORTING PERSON OO, BD

__________________
* See Item 4.
†  See Item 3 and Item 5.

CUSIP No. 447011107	Page 8 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Holdings II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,655,510 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.95 percent†
14	TYPE OF REPORTING PERSON PN, HC

__________________
* See Item 4.
†  See Item 3 and Item 5.

CUSIP No. 447011107	Page 9 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,655,510 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.95 percent†
14	TYPE OF REPORTING PERSON OO, HC

__________________
* See Item 4.
†  See Item 3 and Item 5.

CUSIP No. 447011107	Page 10 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Derivatives Trading Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,655,510 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.95 percent†
14	TYPE OF REPORTING PERSON CO

__________________
* See Item 4.
†  See Item 3 and Item 5.

CUSIP No. 447011107	Page 11 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kenneth Griffin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,655,510 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.95 percent†
14	TYPE OF REPORTING PERSON IN, HC

__________________
* See Item 4.
†  See Item 3 and Item 5.

CUSIP No. 447011107	Page 12 of 16 Pages

ITEM 1. SECURITY AND ISSUER

This Amendment No. 1 amends the Schedule 13D filed on August 1, 2008 (such initial filing, the "Original Filing") by Citadel Investment Group, L.L.C., Citadel Limited Partnership, Citadel Equity Fund Ltd., Citadel Investment Group II, L.L.C., Citadel Holdings I LP, Citadel Derivatives Group LLC, Citadel Holdings II LP, Citadel Advisors LLC, Citadel Derivatives Trading Ltd. and Kenneth Griffin relating to the shares of common stock, $0.01 par value per share (the "Common Shares"), of Huntsman Corporation (the "Issuer"). Capitalized terms not defined herein shall have the meaning given to them in the Original Filing.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Original Filing is amended by adding, after the second paragraph, the following:

On August 28, 2008, the Reporting Persons - and certain other institutional investors (the "Other Investors" and, collectively with the Reporting Persons, the "Investors") - delivered a letter (the "Proposal Letter") to Hexion and Apollo Global Management, LLC ("Apollo") intended to facilitate the consummation of the Proposed Merger. In the Proposal Letter, the Investors offered to enter a legally binding commitment as described in an attached commitment letter (the "Commitment Letter") whereby the Investors and certain other persons would agree severally to purchase at least $500 million in notional value of Contingent Value Rights ("CVRs") in Hexion. Under the terms of the Commitment Letter, the Investors would make several commitments to purchase CVRs in an aggregate face amount of $245,022,716 from Hexion. The Reporting Persons would be responsible for their commitment to purchase at least $80,080,000 in notional value of CVRs (the "Commitment Amount"). The Proposal Letter and the Commitment Letter are attached as Exhibit 99.4 and Exhibit 99.5, respectively.

The proposed CVRs would entitle the holders to repayment of the invested amount only if the future rate of return on Hexion equity passes a certain hurdle rate. If Hexion equity holders do not earn the hurdle rate of return, the CVRs would expire without payment. If Hexion equity holders earn the hurdle rate of return or higher, the earnings in excess of the hurdle rate would be divided equally between the Hexion equity holders, on the one hand, and the holders of the CVRs, on the other.

The Investors' several obligations in the Commitment Letter would be subject to the requirement that Hexion receive similar commitments from a limited number of other large investors in the Issuer (the "Additional Commitments") such that the aggregate notional amount of all CVR commitments is at least $500 million. Representatives of the Reporting Persons have discussed this proposal with Peter Huntsman and requested that the Huntsman family and certain of their controlled entities (the "Huntsman Participants") join the Commitment Letter. Peter Huntsman has informed the Investors that it is his expectation that the Huntsman Participants will subscribe for an aggregate of $186,233,986.12 in notional amount of CVRs on the terms and conditions set forth in the Commitment Letter at such time as sufficient Additional Commitments are received such that the aggregate of all CVR commitments, including the commitments of the Huntsman Participants, is at least $500 million. Based on the Reporting Person's analysis of the institutional ownership of the Issuer's common equity, they believe that sufficient Additional Commitments can be obtained from other large stockholders.1 The Investors' obligations under the Commitment Letter would also be subject to certain other conditions including the requirement that Hexion and Nimbus close on their acquisition of the Issuer on the terms and at the price specified in the Merger Agreement. The Investors’ offer to enter the Commitment Letter will expire unless the terms are accepted by Hexion on or before September 15, 2008.

__________________
1  In the event that Hexion receive excess Additional Commitments, the Investors would agree that Hexion may increase the total amount of CVRs rather than reduce the Investors' commitments.

CUSIP No. 447011107	Page 13 of 16 Pages

Under the Commitment Letter, if accepted and entered into by Hexion and the Investors, the Investors would also severally agree that each Investor or their respective affiliates would hold a specified minimum number of Common Shares until the earlier of the consummation of the Merger or the termination of the commitments in accordance with the Commitment Letter. If entered, this commitment would require the Reporting Persons to hold during this period Common Shares with a value at least equal to 110% of the Commitment Amount calculated using the Merger price.

As a result of the potential arrangements described in the Proposal Letter and the Commitment Letter, the Reporting Persons may be deemed to form a "group" with the Other Investors and with the Huntsman Participants for purposes of Rule 13d-5(b)(1) promulgated under the 1934 Act; however, the Reporting Persons disclaim membership in a group with the Other Investors and the Huntsman Participants with regard to the Common Shares of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	Number of shares: 18,655,510 shares[2]

Percentage of shares: 7.95%

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 18,655,510 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 18,655,510 shares

(c) The table attached hereto as Exhibit 99.6 sets forth the transactions effected by the Reporting Persons in the Common Shares (and options to purchase or sell such Common Shares) since the filing of the Original Filing and through the date of the filing of this Amendment No. 1. All such transactions, except for certain option assignments and exercises, were effected by Citadel Derivatives Group LLC acting as an equity or options market maker and/or providing trade execution and/or routing services to clients.

(d) Not applicable.

(e) Not applicable.

__________________
2 Based solely on information provided to the Reporting Persons and in Schedules 13D and Form 4 filings by the Other Investors and the Huntsman Participants, D. E. Shaw Valence Portfolios, L.L.C. and its related entities beneficially own 21,725,642 Common Shares; Huntsman Family Holdings Company LLC, Jon M. Huntsman, Peter R. Huntsman, the Jon and Karen Huntsman Foundation and certain related entities beneficially own 51,163,183 Common Shares; MatlinPatterson Global Advisers LLC and its related entities beneficially own 19,870,000 Common Shares; and Pentwater Capital Management LP and its related entities beneficially own 565,000 Common Shares and have long economic exposure under certain cash-settled total return swap transactions to an additional 3,500,000 Common Shares. None of the Other Investors nor any Huntsman Participant have any right (shared or otherwise) to vote, direct the vote, dispose or direct the disposition of the Common Shares beneficially owned by the Reporting Persons. None of the data with respect to beneficial ownership of Common Shares by the Reporting Persons reported in this Amendment No. 1 includes any Common Shares beneficially owned by the Other Investors or by the Huntsman Participants.

CUSIP No. 447011107	Page 14 of 16 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is amended by adding, after the third paragraph, the following:

As noted above in Item 4, on August 28, 2008, the Reporting Persons and the Other Investors made an offer to Hexion with respect to entering into a legally binding commitment to acquire certain proposed securities of Hexion. The description of the terms of the Proposal Letter and the Commitment Letter are both summaries, do not purport to be complete and are qualified in its entirety by reference to the Proposal Letter and the Commitment Letter referred to in Item 7 below as Exhibit 99.4 and Exhibit 99.5, and each of which is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as appendices and exhibits (or incorporated by reference herein):

Exhibit 99.4:
Proposal Letter, dated August 28, 2008, from Citadel Limited Partnership, D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw Oculus Portfolios, L.L.C., MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., Pentwater Growth Fund Ltd. to Hexion Specialty Chemicals, Inc. and Apollo Global Management, LLC

Exhibit 99.5:
Draft Commitment Letter (and related term sheet), dated August 28, 2008, from Citadel Limited Partnership, D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw Oculus Portfolios, L.L.C., MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P. and Pentwater Growth Fund Ltd.

Exhibit 99.6:	Transaction Listing Required by Item 5(c)

CUSIP No. 447011107	Page 15 of 16 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 2nd day of September, 2008

CITADEL INVESTMENT GROUP, L.L.C. By: /s/ John C. Nagel John C. Nagel, Authorized Signatory	CITADEL LIMITED PARTNERSHIP By: Citadel Investment Group, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory

CITADEL EQUITY FUND LTD. By: Citadel Limited Partnership, its Portfolio Manager By: Citadel Investment Group, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory	CITADEL INVESTMENT GROUP II, L.L.C. By: /s/ John C. Nagel John C. Nagel, Authorized Signatory

CITADEL HOLDINGS I LP By: Citadel Investment Group II, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory	CITADEL DERIVATIVES GROUP LLC By: Citadel Limited Partnership, its Managing Member By: Citadel Investment Group, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory

CITADEL HOLDINGS II LP By: Citadel Investment Group II, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory	CITADEL ADVISORS LLC By: Citadel Holdings II LP, its Managing Member By: Citadel Investment Group II, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory

CUSIP No. 447011107	Page 16 of 16 Pages

CITADEL DERIVATIVES TRADING LTD.

By:  Citadel Limited Partnership,
its Portfolio Manager

By:  Citadel Investment Group, L.L.C.,
its General Partner

By:  /s/ John C. Nagel
John C. Nagel, Authorized Signatory
KENNETH GRIFFIN By: /s/ John C. Nagel John C. Nagel, attorney-in-fact*

__________________
*  John C. Nagel is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on February 24, 2006, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Schedule 13G for Morgans Hotel Group Co.